SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
August, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                     Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________           No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 3

NEWS RELEASE

Birch Mountain Receives All Approvals
For Start-up of Muskeg Valley Quarry

CALGARY, August 3, 2005 - Birch Mountain Resources Ltd. (BMD: TSX Venture Exchange and AMEX) ("Birch Mountain" or the "Company") announces that the Company has received all operating approvals for the construction and operation of our Muskeg Valley Quarry for limestone production.

"We now have all of our approvals from Alberta Environment, our Mineral Surface Lease from Alberta Public Lands and the Development Permit from the Regional Municipality of Wood Buffalo for the Muskeg Valley Quarry," says Senior Vice President, Don Dabbs. Birch Mountain has contracted NORAMAC Ventures Inc. for site clearing, access road construction, and for weigh scale and scale house installation. "Field work begins this week", says Russ Gerrish, Vice President of Engineering and Operations. "We are pleased to be working with NORAMAC which is a joint venture between North American Construction Group, a major road building contractor in the region, and the Fort McKay Group of Companies. Several of the subcontractors will be local aboriginal-owned companies," adds Gerrish.

Based in Calgary, Birch Mountain is dedicated to developing our extensive mineral properties centred in the oil sands area of northeastern Alberta. Limestone is used by the oil sands industry for roads, concrete and flue-gas scrubbing to remove impurities in air emissions, which is essential to the continued development and operation of this industry.
FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO	or Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

August 4, 2005

BIRCH MOUNTAIN RESOURCES LTD.

"Donald Dabbs"
Donald Dabbs
Senior Vice President